FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

VULCAN FILES DEFINITIVE PROXY MATERIALS AND SENDS LETTER TO SHAREHOLDERS

Urges Vulcan Shareholders to Reject Martin Marietta’s Opportunistic and Inadequate Offer and Re-elect Vulcan’s Highly Qualified Directors at Annual Meeting

Birmingham, Alabama, April 30, 2012 — Vulcan Materials Company (NYSE:VMC) announced today that it filed definitive proxy materials with the Securities and Exchange Commission (SEC) in connection with its 2012 Annual Meeting of shareholders, to be held on June 1, 2012.

Vulcan’s Board of Directors has also sent a letter urging shareholders to protect the value of their investment in Vulcan by rejecting Martin Marietta’s opportunistic offer to acquire Vulcan at a grossly inadequate price and by voting for Vulcan’s highly experienced and qualified nominees on the WHITE proxy card.

Included below is the full text of the letter to Vulcan shareholders:

April 30, 2012

URGENT: PROTECT YOUR INVESTMENT IN VULCAN

PLEASE SIGN & RETURN THE ENCLOSED WHITE PROXY CARD TODAY!

Dear Fellow Vulcan Shareholders,

We write to ask for your support in advance of this year’s annual meeting of shareholders — scheduled for June 1, 2012.  This meeting is especially important and could have a major impact on the value of your investment in Vulcan.

Martin Marietta Materials, Inc., one of our competitors, is attempting to install four members on the Vulcan Board in support of its grossly inadequate offer to acquire Vulcan.  Vulcan’s Board has always been open to serious conversations about maximizing value for Vulcan shareholders.  In fact, Vulcan held extensive discussions with Martin Marietta in the past but was unable to come to an agreement on terms that would enhance value for Vulcan shareholders.  Now, Martin Marietta has launched a hostile, opportunistic offer in an attempt to acquire your company at a price substantially below its long term value.

You may have received a blue proxy card from Martin Marietta.  We urge you to discard any proxy materials and “blue cards” from Martin Marietta.  Even if you have already voted a blue card, we urge you change your vote by signing and returning the WHITE proxy card today.  Only the last-dated vote received will count as a vote at the 2012 annual meeting.

Martin Marietta has described the election of its nominees to Vulcan’s Board as an “important step” in its effort to acquire Vulcan, which we believe would be at a grossly inadequate price.i  Don’t let Martin Marietta take value that rightly belongs to you.

DO NOT LET MARTIN MARIETTA’S HAND-PICKED DIRECTOR NOMINEES HAVE A SAY OVER YOUR INVESTMENT IN VULCAN!

VULCAN’S NOMINEES ARE PLEDGED TO SUPPORT YOUR BEST INTERESTS

Don’t let Martin Marietta succeed in its efforts to elect its director nominees — nominees who pledged themselves in writing  “as representatives” of Martin Marietta and who agreed to be consulted on Martin Marietta’s hostile exchange offer prior to its commencement.  Don’t let Martin Marietta undermine the Vulcan Board’s ability to protect your interests.  And don’t let Martin Marietta take away your Board’s leverage should a transaction with Martin Marietta or anyone else be pursued.

We strongly urge you to VOTE “FOR” Vulcan Directors PHILLIP W. FARMER, H. ALLEN FRANKLIN, RICHARD T. O’BRIEN and DONALD B. RICE.  All four are highly experienced, highly qualified and 100% committed to protecting your interests and maximizing your investment in Vulcan.  All have extensive CEO level experience representing shareholder interests, including the sale of public and private companies.

We urge you to REJECT Martin Marietta’s director nominees and NOT tender any shares into Martin Marietta’s inadequate, opportunistic offer.  We urge you to discard any proxy materials and “blue cards” sent to you by Martin Marietta.

MARTIN MARIETTA’S OFFER IS OPPORTUNISTIC, INADEQUATE AND UNCERTAIN

Martin Marietta’s offer was made at a low point in the economic and industry cycle in an opportunistic attempt to exploit a historic low in Vulcan’s share price relative to Martin Marietta’s.   In Martin Marietta’s own words, due to the cyclical nature of the construction aggregates business, “long-term value for shareholders may not be reflected in current stock prices, which may be temporarily depressed by short-term factors, such as recessionary economies and operating markets.”ii  Martin Marietta was in such a rush to launch its hostile offer at an opportune time that it did so without complying with binding confidentiality agreements between Vulcan and Martin Marietta.

Martin Marietta made its offer on December 12, 2011, when the ratio of stock prices was near a historic low.	Percent of the trading days where the historical exchange ratio has exceeded Martin Marietta’s offer of 0.5x

WALL STREET ANALYSTS AGREE

MARTIN MARIETTA’S OFFER IS OPPORTUNISTIC AND INADEQUATEiii

“If you’re a long-term shareholder, you definitely believe [the Martin Marietta offer] is low.  There’s a lot of value in Vulcan.  Martin Marietta is being smart and they’re kind of buying at the trough of the industry.”

— Craig Hodges, Hodges Capital Management Inc., Bloomberg News, 12/14/11

“We agree that [Martin Marietta] is seeking to purchase attractive assets at the bottom of the cycle.”

— Keith Hughes, SunTrust, 12/22/11

“...[B]ased on forecasts for next fiscal year, we believe [the offer] undervalues Vulcan based on longer-term normalized EBITDA potential.”

— Brent Thielman, D.A. Davidson & Co., 12/13/11

“We still believe, however, that MLM’s current offer of 0.5 Martin Marietta shares per share of Vulcan (~$40.45 per share) substantially undervalues VMC and does not properly compensate shareholders.”

— Robert Wetenhall, RBC, 1/23/12

“Last Thursday (16 February) Vulcan announced better than expected Q4 results, a $100m Profit Enhancement Program which will fully contribute in 2014, and that it was targeting $500m of divestments by the end of 2012.  In our view this significantly increases the value of Vulcan shares.  We are therefore increasing our mid-cycle based price target from $51 to $61 and retaining our Buy rating.”

— Mike Betts & Sam Cullen, Jefferies, 2/20/12

Martin Marietta is touting exaggerated, vaguely defined synergies to support its inadequate offer.  Martin Marietta is making the self-serving claim that synergies from a combination would be between $200 and $250 million, and remarkably has continued to make such unchanged claims even following our later announcements of two savings initiatives: one that has already generated $55 million of savings annually and a second one that is expected to generate $100 million in annual savings.  Based upon our significant experience integrating large, public company transactions and the detailed bottoms-up analysis done during prior discussions with Martin Marietta and adjusting for our internal cost savings initiatives we believe the true synergies (i.e., those that are dependent upon a transaction) are significantly lower than Martin Marietta’s estimates.  Martin Marietta’s “synergy” estimates are in fact substantially higher than any other precedent building materials transaction announced in recent years.

The exaggerated synergy claims by Martin Marietta, which lacks any relevant experience in integrating a large public company acquisition, seem to confuse transaction-based synergies with savings that Vulcan is already capturing on its own.  In fact, in earlier discussions, Martin Marietta CEO Ward Nye suggested that Vulcan consider deferring its internal cost cutting plans so that the savings could be counted as synergies in a potential transaction.iv

We believe Martin Marietta is significantly understating the value destruction from divestitures that would be required to complete a transaction.  Martin Marietta has been dismissive of the potential value impact of antitrust divestitures, stating that “the two companies’ assets and geographic footprints are highly complementary with little overlap”v and that “the impact of any required divestitures on such synergies will be immaterial.”vi However, we remain more guarded and believe that the offer is likely to lead to the forced divestiture of a large number of Vulcan’s most profitable aggregates operations, which would erode significant value to you, Vulcan shareholders.  Martin Marietta has made only a very weak commitment on antitrust issues, and according to one analyst report, Ward Nye indicated that Martin Marietta might walk away from a transaction if the U.S. Department of Justice required the divestiture of significantly more facilities than [Martin Marietta] currently anticipates. vii

Martin Marietta has said that it would be discussing antitrust issues with the U.S. Department of Justice in the second half of April with a view to reaching an agreement on divestitures with the DOJ at that time.  Based on our prior experience and discussions, we have remained cautious to not assume such an outcome.  We look forward to Martin Marietta’s announcement and increased clarity on this issue.

Assessing the true value of the proposed offer in the absence of divestiture information is not possible, as both companies well understood throughout the long period of negotiations between them.   It would be a mistake to replace highly-experienced Vulcan directors with Martin Marietta’s hand-picked slate, for the purpose of prematurely promoting a transaction whose proposed value is inadequate and whose actual value may be even less.

VULCAN’S VALUE PROPOSITION DELIVERS

HIGHER VALUE TO YOU WITH MUCH LESS RISK

Vulcan’s aggregates operations have consistently outperformed Martin Marietta’s. Vulcan’s operations are located in better and faster growing markets.  Vulcan’s top five states are projected to grow by over 16.1 million people between 2010 and 2020, 75% more than Martin Marietta’s top five states, which are projected to grow by just 9.2 million people.viii  Our superior positions in key growth markets have enabled Vulcan to consistently outperform Martin Marietta on aggregates pricing and deliver higher gross profits.  In 2011, Vulcan’s aggregates cash gross profit per ton sold was 32% higher than Martin Marietta ($4.08 per ton for Vulcan vs. $3.10 per ton for Martin Marietta).ix

Vulcan’s substantial operating leverage drives strong EBITDA growth as markets recover.  Vulcan achieved superior earnings growth during the recovery phase of the previous economic cycle.  Between 2003 and 2006, Vulcan’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) grew by $555 million, or 70%, compared to $193 million, or 57%, for Martin Marietta.x  Vulcan’s non-aggregates businesses are at cyclical troughs and have considerable upside potential.  In fact, analysts estimate that Vulcan’s EBITDA will grow at more than double the rate of Martin Marietta’s (236% vs. 91%) from current levels to mid-cycle.xi

Vulcan has strong cost management.  Vulcan has significantly reduced Selling, Administrative and General (SAG) costs since the economic downturn began in 2007, while investing in Enterprise Resource Planning (ERP) and Shared Services platforms to drive further, long-term improvement, and we are now beginning to reap the benefits of those investments.  By the end of 2012, Vulcan will have reduced SAG expenses by 32% since 2007, and we expect significantly more savings from the Profit Enhancement Plan discussed below, which we announced in February and was enabled by the new ERP platform.xii

Vulcan’s well-defined Profit Enhancement Plan and Planned Asset Sales add significant value that belongs to Vulcan’s shareholders — not Martin Marietta’s.   Vulcan is making steady progress on the Profit Enhancement Plan we announced in February that is expected to improve EBITDA at current volumes by an additional $100 million annually over and above the $55 million in run-rate savings achieved in 2011.  These are real, measurable savings that will benefit Vulcan shareholders.  We are also making steady progress with our Planned Asset Sales initiative that is expected to generate net proceeds of approximately $500 million.  The real and substantial value created by these initiatives belongs to you — Vulcan shareholders — not to Martin Marietta.  Martin Marietta’s offer does not adequately compensate Vulcan shareholders for the significant value being created by our company.

VULCAN’S SUPERIOR PERFORMANCE REINFORCES OUR VALUE PROPOSITION

Vulcan’s fourth quarter 2011 financial performance demonstrates its superior operating leverage.  Vulcan’s gross profit grew by $23.6 million in the fourth quarter compared to the prior year, compared to just $1.3 million growth for Martin Marietta.  And Vulcan’s EBITDA grew by $32.3 million, while Martin Marietta’s declined by $1.0 million.xiii

Vulcan continued its strong performance in the first quarter of 2012, delivering gross profit growth of $29 million and Adjusted EBITDA growth of $41 million reflecting sales growth across all major product lines and the favorable earnings effect of improved productivity and cost reduction.  Unit shipments increased in every major product line, including a 10 percent increase in aggregates shipments.  The cost reduction initiatives undertaken in 2011 helped drive our SG&A expenses down by $13 million compared to the prior year.

Wall Street analysts recognize Vulcan’s superior positioning for a market recovery and have increased their consensus estimate of Vulcan’s 2012 EBITDA by 14 percent since the hostile offer was launched, compared to just a 2 percent increase for Martin Marietta.  Moreover, analysts have increased Vulcan’s share price target by 41 percent to $48, more than double the 20 percent increase for Martin Marietta.xiv

In short, our two recent quarters demonstrate the accelerating operating and financial strength of our business and the positive momentum in our profitability.  We are excited about the opportunities for Vulcan as we work hard to deliver value for our shareholders.

PROTECT YOUR INVESTMENT IN VULCAN

AND VOTE THE WHITE PROXY CARD TODAY!

The Martin Marietta bid is opportunistically timed to take value that belongs to Vulcan shareholders. The industry is just beginning to recover from a deep and extended market downturn, and Vulcan is much better positioned than Martin Marietta for the upturn, with operations in faster growing markets; significantly superior operating leverage in our aggregates business; higher cash gross profit per ton; and investments in technology that will drive further efficiencies and cost reduction.  Our robust financial performance over the past two quarters is a testament to our strength in a recovery.

Our Board is committed to serving the best interests of all shareholders, and our management team and director nominees are focused on that mission.  Don’t allow Martin Marietta’s hand-picked nominees to have a say in the future of your investment; vote the enclosed WHITE proxy card today.

Whether or not you plan to attend the Annual Meeting, you have the opportunity to protect your investment by supporting Vulcan’s nominees and promptly voting the WHITE proxy card.  We urge you to vote by telephone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelop provided.  If you need assistance, or have questions, please contact MacKenzie Partners, Inc., Vulcan’s proxy solicitor, toll-free at 1-800-322-2885 or 212-929-5500 (call collect).

Because of Martin Marietta’s proxy contest and hostile exchange offer, you will likely receive multiple mailings of materials.  We urge you NOT to sign or return any proxy card or other material sent to you by Martin Marietta under any circumstances.  Only the last-dated vote received will count as a vote at the 2012 annual meeting.  We urge you to vote the enclosed WHITE proxy card.

On behalf of the Board of Directors, we thank you for your continued support of Vulcan Materials.

Sincerely,

/s/	/s/
Donald M. James	H. Allen Franklin
Chairman and CEO	Presiding Director

YOUR BOARD IS COMMITTED TO CONTINUING TO

ACT IN THE BEST INTERESTS OF VULCAN SHAREHOLDERS

We are seeking your support to re-elect our highly qualified and experienced directors to the Vulcan Board at the upcoming Annual Meeting of shareholders.  Our nominees include:

•                  Phillip W. Farmer — Mr. Farmer, formerly the Chairman, Chief Executive Officer and President of Harris Corporation, an international communications and information technology company, brings valuable public company leadership and management experience to Vulcan.  Mr. Farmer sold multiple companies as CEO of Harris Corporation.  Prior to his employment at Harris, Mr. Farmer held various management and technical positions with General Electric for twenty years.

He is currently the chairman of the audit committee at Vulcan, and is a member of Vulcan’s executive and governance committees.

•                  H. Allen Franklin — Mr. Franklin, formerly the Chairman, Chief Executive Officer and President of Southern Company, a leading U.S. energy producer, has relevant industry knowledge and considerable experience with governmental and regulatory issues, as well as safety, health and environmental matters.  He led the spin-off of Mirant (formerly known as Southern Energy) in 2001 as CEO of Southern Company.  Previously, Mr. Franklin served as the Chief Executive Officer and President of Georgia Power.

He is currently the Presiding Director of Vulcan, chairs the safety, health and environmental affairs committee, and serves on the compensation and executive committees.

•                  Richard T. O’Brien — Mr. O’Brien is currently the President and Chief Executive Officer of Newmont Mining Corporation, an international gold production company.  Mr. O’Brien has significant executive experience in the mining industry.  He has sold multiple companies as CEO of Newmont Mining.  He also has 25 years of financial experience, having served as the Chief Financial Officer of four different public companies, primarily in the mining, natural resources, utility and energy industries.

He is on the audit and safety, health and environmental affairs committees at Vulcan.

•                  Donald B. Rice — Dr. Rice is a Founder and former President and Chief Executive Officer of Agensys, Inc., a biotechnology company, providing him with valuable business, leadership and management experience.  He currently serves on the Board of Chevron Corp., among other public companies, and served as Secretary of the Air Force and in other government positions where he gained experience in public policy, governmental affairs, management and strategy.  He served as President and CEO of the Rand Corporation for many years, and also served as President and Chief Operating Officer of Teledyne, Inc.

Dr. Rice has a long track record of supporting shareholder interests.  As President of Teledyne, he co-led a merger of the company at a premium for shareholders that eliminated his own position.  As non-executive Chairman of Scios, Inc., he supervised a process for selling the company that placed shareholder interests ahead of management’s.

As a director of Unocal Corp., he helped change corporate policy that led to the sale of the company at a large premium for shareholders.  As CEO of Agensys, he engineered a sale of the company that provided shareholders four times the capital invested.

He is currently chairman of the compensation committee at Vulcan, and is a member of Vulcan’s executive and governance committees.

About Vulcan Materials Company

Vulcan Materials Company, a member of the S&P 500 index, is the nation’s largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

Contact

Investor Contact:	Media Contacts:
Mark Warren	David Donaldson/ John English
(205) 298-3220	(205) 298-3220

MacKenzie Partners Inc.	Sard Verbinnen & Co
Dan Burch/ Bob Marese	Jamie Tully/ Meghan Stafford
(212) 929-5500	(212) 687-8080

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan has filed a definitive proxy statement and a WHITE proxy card with the SEC with respect to the 2012 Annual Meeting of Shareholders.  The definitive proxy statement and WHITE proxy card has been mailed to shareholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE DEFINITIVE PROXY

STATEMENT, ACCOMPANYING WHITE PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC.

Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; incurred and potential costs associated with Martin Marietta’s  unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.

Vulcan Reconciliation

Reconciliation of Non-GAAP Financial Measures

Amounts in millions of dollars

Generally Accepted Accounting Principles (GAAP) does not define “cash gross profit” and “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).” Thus, they should not be considered as an alternative to any earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance. The investment community often uses these metrics as indicators of a company’s ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources or as liquidity measures. Reconciliations of these metrics to their nearest GAAP measures are presented below:

Cash gross profit

Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4/2011	2010	Q4/2010	2009	2008	2007	2006	2005	2004	2003
Net earnings (loss)	(70.8)	(27.8)	(96.5)	(46.9)	30.3	0.9	450.9	470.2	389.0	288.7	195.0
Provision (benefit) for income taxes	(78.4)	(30.6)	(89.7)	(28.3)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6
Interest expense, net	217.2	53.4	180.7	46.2	173.0	169.7	41.6	20.1	20.5	34.6	49.6
Discontinued operations, net of tax	(4.5)	1.9	(6.0)	0.9	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	—	—	18.8
EBIT	63.5	(3.1)	(11.5)	(28.1)	153.8	244.7	709.1	723.6	501.2	412.0	384.7

Plus: Depr., depl., accretion and amort.	361.7	88.0	382.1	92.9	394.6	389.1	271.5	226.4	222.4	211.3	216.1

EBITDA	425.2	84.9	370.6	64.8	548.4	633.8	980.6	950.0	723.6	623.3	600.8
Goodwill Impairment	—	—	—	—	—	252.7	—	—	—	—	—
Restructuring and exchange offer expenses	15.2	12.2
Sale of non-strat. assets and settlements	(86.1)	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	980.6	950.0	723.6	623.3	600.8
Florida Rock EBITDA	—	—	—	—	—	—	221.1	394.1	322.2	237.0	188.0
Pro Forma EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	1,201.7	1,344.1	1,045.8	860.3	788.8

							*Pro forma to include pre-acquisition Florida Rock cash gross profit.
	2011	Q4/2011	2010	Q4/2010	2009	2008	2007*	2006*	2005	2004	2003
Aggregates Segment Cash Gross Profit
Aggregates Segment Gross Profit	306.2	79.2	320.2	57.7	393.3	657.6
Agg. Depr., depl., accretion and amort.	277.8	66.3	293.0	70.4	312.2	310.8
Aggregates Segment Cash Gross Profit	584.0	145.5	613.2	128.1	705.5	968.4	1,238.2	1,199.0
Aggregate Tons	143.0	34.5	147.6	33.7	150.9	204.3
Aggregates Segment Cash Gross Profit Per Ton	4.08	4.22	4.14	3.80	4.68	4.74

Cash Gross Profit, All Other Segments	56.3	15.0	63.7	14.1	130.2	167.7	359.3	444.7

Total Cash Gross Profit
Gross Profit	283.9	74.4	300.7	50.7	446.0	749.7
Plus: Seg. D,D & A	356.4	86.1	376.2	91.5	389.7	386.4
Plus: Corporate D,D & A	5.3	1.8	5.9	1.4	4.9	2.7
Cash Gross Profit	645.6	162.3	682.8	143.6	840.6	1,138.8	1,599.9	1,645.7

Selling, Admin. & General
Selling, Admin. & General, as reported	290.0	71.7	327.5	80.1	321.6	342.6	289.6
FRK pro forma		—		—			84.5
Total	290.0	71.7	327.5	80.1	321.6	342.6	374.1
Real estate contribution			(9.2)		(5.6)
R&D (MLM excl. R&D)	(1.1)	(0.1)	(1.6)	(0.4)	(1.5)	(1.5)	(1.6)
Adjusted Selling, Admin. & General	288.9	71.6	316.7	70.5	314.5	341.1	372.5

1Q 2012 Reconciliation

EBITDA and Cash Earnings

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.  Cash earnings adjusts EBITDA for net interest expense and current taxes.

		(Amounts in thousands)
		Three Months Ended
		March 31
		2012	2011

	Reconciliation of Net Loss to EBITDA and Cash Earnings

	Net loss	$(52,053)	$(54,733)
	Benefit from income taxes	(38,397)	(37,430)
	Interest expense, net	52,266	42,250
	Earnings on discontinued operations, net of tax	(4,997)	(9,889)
	EBIT	(43,181)	(59,802)
	Plus: Depreciation, depletion, accretion and amortization	85,167	90,586

	EBITDA	$41,986	$30,784
Less:	Interest expense, net	(52,266)	(42,250)
	Current taxes	8,626	(11,600)
	Cash earnings	$(1,654)	$(23,066)

	Adjusted EBITDA

	EBITDA	$41,986	$30,784
Less:	Recovery from legal settlement	—	25,546
	Gain on sale of real estate	5,979	—
	Exchange offer costs	(10,065)	—
	Adjusted EBITDA	$46,072	$5,238

Martin Marietta Reconciliation

Reconciliation of Non-GAAP Financial Measures

Amounts in millions of dollars

Cash gross profit

Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Consolidated Net Earnings	83.6	15.1	98.7	15.2	88.2	179.8	263.3	245.4	192.7	129.2	93.6
Provision for Income Taxes	21.0	0.9	30.9	4.3	26.0	72.1	115.4	106.7	74.2	57.7	46.9
Interest Expense	58.6	13.3	68.4	16.9	73.5	74.3	60.9	40.4	42.6	42.7	42.6
Discontinued Operations, net of tax	(4.0)	(3.8)	0.2	0.3	(3.5)	(4.7)	(2.1)	(2.0)	5.8	1.1	8.9
Accounting Change	—	—	—	—	—	—	—	—	—	—	6.9

EBIT	159.2	25.5	198.2	36.7	184.1	321.4	437.5	390.5	315.3	230.7	198.9
Depreciation, depletion, and amortization expense	173.4	43.7	181.5	45.6	179.4	171.1	150.3	141.4	138.3	132.9	139.6

EBITDA	332.6	69.3	379.7	82.3	363.5	492.6	587.8	531.9	453.5	363.5	338.5

Unsolicited exchange offer expenses	12.0	12.0	—	—
Restructuring charges	4.4	—	—	—

Adjusted EBITDA	349.0	81.3	379.7	82.3

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Aggregates Segment Cash Gross Profit
Aggregates Segment Gross Profit	230.0	52.7	264.3	57.2	289.6	432.8	529.4	496.8
Agg. Depr., depl., accretion and amort.	157.2		163.9		160.3	149.3	131.6	122.6
Aggregates Segment Cash Gross Profit	387.2		428.2		449.9	582.1	661.0	619.4
Aggregates Tons	125.1	29.9	130.0	30.8	123.4	159.4	182.3	198.5
Aggregates Segment Cash Gross Profit Per Ton	3.10		3.29		3.65	3.65	3.63	3.12

Specialty Products Cash Gross Profit	82.5		70.1		53.1	49.9	50.3	41.2

Total Cash Gross Profit
Gross Profit	302.0		321.7		331.6	470.5	568.2	522.5
Plus: Seg. D,D & A	164.3		172.2		167.8	157.3	138.5	130.3
Plus: Corporate D,D & A	9.2		9.3		11.6	13.8	11.8	11.2
Cash Gross Profit	475.4		503.3		511.0	641.6	718.5	664.0

Notes:

i Martin Marietta Definitive Proxy Statement, filed April 25, 2012.

ii Martin Marietta 2012 Annual Meeting proxy statement filed April 18, 2012.

iii Permission to use quotations neither sought nor obtained.

iv Vulcan Materials 14D-9 filed December 22, 2011.

v Martin Marietta Form 425, dated December 12, 2011.

vi Martin Marietta Form S-4/A, filed March 20, 2012.

vii Sterne Agee report, March 20, 2012.

viii Sources: Companies’ 2011 10-Ks, Moody’s 2010 — 2020 population projections, Woods & Poole Economics CEDDS 2011.

ix Based on Company filings.  Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed.

x Based on Company filings. Note: Vulcan EBITDA includes Florida Rock on a pro forma basis. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed.

xi IBES median estimates for 2012 and 2013 as of April 20, 2012. Excludes unusual items.  Mid-cycle estimates based on the median of latest available mid-cycle broker estimates from brokers who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following brokers were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,190mm. Mid-cycle estimates from the following brokers were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $665mm, Jefferies: $707mm.  Timing and extent of any economic recovery remains uncertain.

xii Based on Company filings. Note: Vulcan SAG includes Florida Rock on a pro forma basis.

xiii Based on Company filings. Vulcan and Martin Marietta EBITDA excludes restructuring charges, gains / losses from sale of non-strategic assets, gains / losses from legal settlements, and expenses related to Martin Marietta’s unsolicited exchange offer.  Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed

XIV Based on IBES median estimates

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